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                                                                     Exhibit 11



             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                  (Unaudited)


(In thousands, except
  per share amounts)

                                          Three Months Ended    Six Months Ended
                                                 June 30,           June 30,
                                             1997     1996       1997     1996
Primary:
    Net income applicable to
      common shares ....................   $13,042   $ 9,709   $21,581   $15,856

    Weighted average of common
      shares outstanding ...............    34,283    29,154    34,235    29,072
    Common share equivalents ...........       775       651       717       540

    Average common shares out-
      standing .........................    35,058    29,805    34,952    29,612

    Earnings per common share ..........   $   .37   $   .33   $   .62   $   .53

Fully diluted:
    Weighted average of common
      shares outstanding ...............    34,283    29,154    34,235    29,072
    Common share equivalents ...........       894       678       881       673
    Common shares issuable upon
      assumed conversion of subor-
      dinated debentures ...............      --       4,821      --       4,871

    Average common shares
      outstanding ......................    35,177    34,653    35,116    34,616

    Earnings per common share ..........       .37       .30       .61       .50


     Primary earnings per share was computed by dividing net income by the weighted average common and common share equivalents outstanding during the period. For the quarter and six months ended June 30, 1996, fully diluted earnings per share was calculated assuming the conversion of the Debentures and the elimination of the associated interest expense, net of tax, of approximately $.73 million and $1.46 million, respectively. Effective July 8, 1996, the Company completed the redemption for all of its Debentures. Therefore, the Debentures and related interest expense were not a component of the Company's fully diluted earnings per share calculation for the quarter and six months ended June 30, 1997.

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